UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025 (Report No. 5)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On January 30, 2025, SaverOne 2014 Ltd. (the “Company”) entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional investors (collectively, the “Investors”), pursuant to which on January 31, 2025, at the closing (the “Closing”), the Company sold to the Investors in the registered direct offering (the “Registered Offering”) an aggregate of 195,428,970 ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), represented by 2,171,433 American Depositary Shares (“ADSs”), at an offering price of $0.70 per ADS. The ADSs were sold pursuant to a prospectus supplement dated January 30, 2025, filed by the Company on January 31, 2025 with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

In addition, at the Closing, the Company offered and sold to the Investors in a concurrent private placement pursuant to the Purchase Agreements (the “Private Placement”), unregistered warrants to purchase up to an aggregate of 4,342,866 ADS at an exercise price of $0.80 per ADS (the “Private Placement Warrants”) with each Private Placement Warrant having the right to purchase 1 Ordinary Share. The Private Placement Warrants will become exercisable for 24 months commencing on the date the Company’s shareholders increase the number of authorized ordinary shares .. The exercise price of the Warrants is subject to customary adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to the stockholders of the Company.

The holder of a Private Placement Warrant agreed to not exercise any such warrants to the extent that such exercise would result in the number of Ordinary Shares beneficially owned by such holder and its affiliates exceeding 4.99% or 9.99% (at the election of the Investor) of the total number of Ordinary Shares outstanding immediately after giving effect to the exercise. Pursuant to the Purchase Agreements, the Company is required to file a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) within 45 days after the date of the Purchase Agreement to register the Warrants and the ADSs and Ordinary Shares issuable upon the exercise of the Warrants.

The gross proceeds to the Company from the Registered Offering were approximately $1,500,000, before deducting the placement agent fees and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Registered Offering and Private Placement for working capital and for general corporate purposes.

The Company engaged H.C. Wainwright & Co., LLC as its exclusive placement agent (“Placement Agent”) in connection with the Registered Offering and the Private Placement Offering pursuant to an engagement letter agreement between the Company and the Placement Agent dated November 21, 2024, as amended as of January 23, 2025 and January 30, 2025. (the “Engagement Agreement”).

Pursuant to the Engagement Letter, the Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds of the aggregate purchase price paid by Investors and a management fee of 1.0% of the aggregate gross exercise price paid in cash with respect thereto. The Company also agreed to pay the Placement Agent $25,000 for non-accountable expenses and $15,950 for clearing fee.

In addition, at the Closing, the Company issued to the Placement Agent, or its designees, warrants to purchase up to an aggregate of 152,000 ADSs at an exercise price of $0.875 per share (the “Placement Agent Warrants”). Otherwise, the Placement Agent Warrants have the same terms as the Private Placement Warrants, except that the term of the Placement Agent Warrants will not be longer than five (5) years following the commencement of the sales in the Registered Direct Offering.

The Private Placement Warrants, the Placement Agent Warrants and the ADSs issuable upon the exercise of such warrants (the “Warrant Shares”) were not offered pursuant to this prospectus supplement and the accompanying prospectus. They were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws.

The forms of the Purchase Agreement, the Private Placement Warrant and the Placement Agent Warrant are filed as Exhibits 10.1, 4.1, and 4.2, respectively, to this Current Report on Form 6-K. The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

A copy of the opinion of Doron Tikotzky Kantor Gutman & Amit Gross with respect to the validity of the Company’s securities offered relating to Israeli law is attached as Exhibit 5.1 hereto. A copy of the opinion of The Crone Law Group, P.C. relating to U.S. federal securities laws is attached as Exhibit 5.2 hereto.

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Private Placement Warrant
4.2	Form of Placement Agent Warrant
5.1	Legal opinion of Doron Tikotzky Kantor Gutman & Amit Gross
5.2	Legal opinion of The Crone Law Group, P.C.
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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